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                              May 30, 2023

       Cecil Magpuri
       Chief Executive Officer
       Falcon's Beyond Global, Inc.
       6996 Piazza Grande Avenue, Suite 301
       Orlando, FL 32835

                                                        Re: Falcon's Beyond
Global, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-269778

       Dear Cecil Magpuri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Q: IS THE BUSINESS COMBINATION SUBJECT TO A MINIMUM CASH CONDITION?, page xvii

   1. We note your disclosure that "following the waiver or expiration of the Company Member
                                                        Lock-Up Period, each
Company Unitholder will have the option to cause the Company to redeem its New Company
Units in whole or in part." We also note that on March 10,
                                                        2023, FAST II filed an
amendment to its charter to remove the limitation that it shall not consummate a business
combination if it would cause its net tangible assets to be less than
                                                        $5,000,001 and the
limitation that the Company shall not redeem public shares that would
                                                        cause the Company   s
net tangible assets to be less than $5,000,001. Please revise your disclosure here and in
the related risk factor to address the fact that each of these factors
 Cecil Magpuri
FirstName  LastNameCecil  Magpuri
Falcon's Beyond Global, Inc.
Comapany
May        NameFalcon's Beyond Global, Inc.
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
         may further reduce the capitalization of the post-combination company. Risk Factors, page 23

2. Please include risk factor disclosure addressing the removal of the $5,000,001 net tangible asset limitation and any related risk of exchange delisting and the consequences
         to the business combination. Explain the impact of    penny stock
status if such delisting
         occurs.
If the Business Combination is consummated, FAST II's stockholders will experience dilution, page 64

3. We note your response to comment 14 and reissue our comment. Please revise this risk
         factor to address the potential dilution to FAST II   s public
stockholders upon conversion
         of the Class B common stock into Class A common stock, particularly with respect to price and economic rights.
Unaudited Pro Forma Statements of Operations
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 85

4. We read your responses to comments 17 and 18 and the revisions to your disclosure in footnotes 4(j) and 4(l). Please further revise the footnotes to include the conversion and exchange ratios used from the agreements. Please also consider providing a reconciliation of the totals in the footnotes to the adjustments in the pro forma financial statements. In addition, the 51,903,359 shares of Pubco stock to be issued for the 88,623,263 Company units as disclosed in footnote (l) does not agree to the number disclosed in Note 11 to
         FAST Acquisition Corp II audited financial statements of 48,587,077 on page F-27.
         Please reconcile and revise these disclosures.
5.       Refer to footnote (c)     Your disclosure indicates that $16.9 million
and $11.7 million were
         capitalized and offset against the proceeds from the Business Combination and reflected as a decrease in additional paid-in-capital assuming no redemptions and maximum redemptions, respectively. Please explain the nature and amounts of these costs and explain why you believe it is appropriate to reflect them as a decrease in paid-in-capital rather than as expenses and adjustments to accumulated deficit in the pro forma financial information.
6. Your disclosure on page 226 under the heading "Subscription Agreement" indicates that in connection with the May 10, 2023 subsequent subscription agreement with Infinite
         Acquisitions, you expect to issue financing units and receive an additional private placement amount, which approximates $20 million prior to or substantially concurrently with the closing of the merger transaction. Please explain why you have not reflected a pro forma adjustment for this additional private placement amount in your pro forma balance sheet on pages 79 and 80 of your filing.
 Cecil Magpuri
FirstName  LastNameCecil  Magpuri
Falcon's Beyond Global, Inc.
Comapany
May        NameFalcon's Beyond Global, Inc.
     30, 2023
May 30,
Page 3 2023 Page 3
FirstName LastName
7.       Refer to footnote (hh)     We note the disclosures added to footnote
(hh) in response to
         comment 22 but are still unclear as to how this pro forma adjustment was calculated based on the assumptions disclosed. Please supplementally provide us with your computation of this pro forma adjustment in the amount of $1,427.
Sources and Uses, page 154

8. We read your response to comment 30 and note your revisions to the tables. It appears the amounts we previously referenced still do not agree to the amounts reflected on the pro forma balance sheet on pages 79 and 80.
             Please reconcile pro forma existing net debt reflected in the estimated sources and uses tables to the amounts reflected on the pro forma balance sheet.
             Also, please reconcile the amount of estimated transaction expenses reflected in these tables to the transaction expenses disclosed in footnote 4(c) on pages 84 and 85 of the registration statement.
             Lastly, please reconcile the cash to balance sheet amounts under the no redemption and maximum redemption scenarios to the amounts reflected in the pro forma balance sheet.
Material U.S. Federal Income Tax Considerations
Effects of the SPAC Merger on U.S. Holders, page 165

9. We note the the form of tax opinion filed as exhibit 8.1 refers to the filing for its opinion on the U.S. federal income tax consequences to U.S. Holders. Accordingly, please revise this section of the filing to state that it is the opinion of counsel that (i) U.S. Holders should not recognize gain or loss in respect of their FAST II Class A Common Stock or
         FAST II Warrants as a result of the SPAC Merger and (ii) the SPAC Merger should be treated as if FAST II (A) transferred all of its assets and liabilities to Pubco in exchange for all of the outstanding stock and warrants of Pubco and then (B) distributed the stock and warrants of Pubco to the shareholders and warrant holders of FAST II in liquidation of FAST II.
Recent Developments
Business Combination and Public Company Costs, page 224

10. Your disclosure on page 225 which indicates that you expect to incur direct incremental transaction costs of $39.4 million and $35.1 million assuming no redemptions and maximum redemptions, respectively, is inconsistent with the disclosure in footnote (c) on page 84 of your pro forma financial information. Please reconcile and revise these disclosures to eliminate the inconsistency.
Equity Method Investments, page 227

11. Please revise the title of the line item in the table reflecting results of operations for
         material equity method investments from    income (loss) from
continued operations    to
 Cecil Magpuri
Falcon's Beyond Global, Inc.
May 30, 2023
Page 4
         income (loss) from operations    consistent with the financial
statement presentation.
Index to Financial Statements, page F-1

12. Please include audited financial statements for the registrant, Falcon's Beyond Global, Inc or explain why you do not believe they are required. If they have been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet as of date within 135 days of the filing date. Refer to the guidance in Rule
      3-01 of Regulation S-X.
Exhibits

13. We note your response to comment 37. Please file your agreements with Sierra Parima and Saudi Entertainment Ventures (SEVEN), or tell us why you are not required to do so.
General

14. Where you refer to a "no redemptions" scenario throughout your filing, please revise to clarify that this presentation assumes no additional redemptions by the holders of FAST
      II   s shares.
15. We note that the updated projections FAST II's Board relied upon in conducting their valuation analysis assumed the Company's revenue for the second half of 2022 would be
      $33 million, yet you disclose that the Company's actual revenue for the year ended
      December 31, 2022 was $16 million. Given the disparity between actual and projected revenue, please tell us whether management expects the results for future periods to differ materially from the projections, and describe what consideration the Board gave to obtaining updated projections or a lack of reliance upon the projections. Further, please amend your disclosure in this section to discuss whether the 2022 actual results have altered the Board's consideration and decision to recommend the business combination and explain why the board is still recommending the transaction if results materially differ from these projections.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameCecil Magpuri
                                                            Division of
Corporation Finance
Comapany NameFalcon's Beyond Global, Inc.
                                                            Office of Trade &
Services
May 30, 2023 Page 4
cc:       Joel Rubinstein, Esq.
FirstName LastName